UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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FORM 8-K
____________________

CURRENT REPORT
Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): January 15, 2019
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UNION ACQUISITION CORP.
(Exact Name of Registrant as specified in its charter)
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Cayman Islands	001-38405	N/A
(State or Other Jurisdiction	(Commission	(IRS Employer
of Incorporation)	File Number)	Identification No.)

400 Madison Avenue, Suite 11A
New York, NY 10017
(Address of Principal Executive Offices) (Zip Code)

(212) 981-0630
(Registrant’s telephone number, including area code)

Not Applicable
(Registrant’s name or former address, if change since last report)
____________________

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On January 15, 2019, Union Acquisition Corp., a Cayman Islands exempted company (“UAC”), and Bioceres Inc., a Delaware corporation (“Bioceres”), issued a joint press release (the “Press Release”), among other things, announcing the unaudited quarterly operating results of Bioceres for the period ended December 31, 2018. The Press Release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

Attached as Exhibit 99.2 and incorporated herein by reference is the investor presentation dated January 2019, for use by UAC in meetings with certain of its shareholders, as well as other persons who might be interested in purchasing UAC’s securities, in connection with the proposed business combination with Bioceres, pursuant to the share exchange agreement dated as of November 8, 2018 between Bioceres and UAC (the “Exchange Agreement”), as previously disclosed in UAC’s Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on November 9, 2018.

Forward Looking Statements

This Current Report on Form 8-K (this “Current Report”) includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “forecast,” “intend,” “seek,” “target,” “anticipate,” “believe,” “expect,” “estimate,” “plan,” “outlook,” and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. Such forward-looking statements include estimated financial information. Such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of UAC, Bioceres or the combined company after completion of the business combination are based on current expectations that are subject to known and unknown risks and uncertainties, which could cause actual results or outcomes to differ materially from expectations expressed or implied by such forward-looking statements. These factors include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Exchange Agreement and the proposed business combination contemplated therein; (2) the inability to complete the transactions contemplated by the Exchange Agreement due to the failure to obtain approval of the shareholders or other conditions to closing in the Exchange Agreement; (3) the ability of UAC to continue to meet applicable NYSE listing standards; (4) the risk that the proposed business combination disrupts current plans and operations of Bioceres as a result of the announcement and consummation of the transactions described in the Exchange Agreement; (5) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (6) costs related to the proposed business combination; (7) changes in applicable laws or regulations; (8) the possibility that Bioceres may be adversely affected by other economic, business, and/or competitive factors; and (9) other risks and uncertainties indicated from time to time in the definitive registration statement of UAC in connection with the proposed business combination and the proxy statement/prospectus contained therein, including those under “Risk Factors” therein, and other documents filed or to be filed with the SEC by UAC. Investors are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. UAC and Bioceres undertake no commitment to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise. Anyone using the presentation does so at their own risk and no responsibility is accepted for any losses which may result from such use directly or indirectly. Investors should carry out their own due diligence in connection with the assumptions contained herein and therein. The forward-looking statements in the Press Release speak only as of the date of such release. Although UAC may from time to time voluntarily update its prior forward-looking statements, it disclaims any commitment to do so whether as a result of new information, future events, changes in assumptions or otherwise except as required by applicable securities laws.

Disclaimer

This Current Report shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which the offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This Current Report relates to the proposed business combination between UAC and Bioceres.

Additional Information About the Business Combination

In connection with the proposed business combination between Bioceres and UAC, UAC has filed with the SEC a Registration Statement on Form S-4 and a preliminary proxy statement/prospectus forming a part thereof. Once the Registration Statement is declared effective by the SEC, UAC will mail a definitive proxy statement/prospectus to UAC’s shareholders. UAC’s shareholders and other interested persons are advised to read the preliminary proxy statement/prospectus, and amendments thereto, and when available, the definitive proxy statement/prospectus in connection with UAC’s solicitation of proxies for its extraordinary general meeting of shareholders to be held to approve the proposed business combination because the proxy statement/prospectus will contain important information about the proposed business combination, UAC and Bioceres. The definitive proxy statement/prospectus will be mailed to UAC’s shareholders as of a record date to be established for voting on the proposed business combination when it becomes available. Shareholders will also be able to obtain a copy of the preliminary and definitive Registration Statement, once it is available, without charge, at the SEC’s website at http://sec.gov or by directing a request to: Union Acquisition Corp., 400 Madison Avenue, Suite 11A, New York, NY 10017. UAC shareholders will be able to obtain free copies of these documents (if and when available) and other documents containing important information about UAC and Bioceres, once such documents are filed with the SEC.

Participants in the Solicitation

UAC and its directors, executive officer, certain of its shareholders prior to its initial public offering and other members of its management and employees and affiliates, and Bioceres, its directors and management may be deemed to be participants in the solicitation of proxies from UAC’s shareholders in connection with the proposed business combination. Shareholders are urged to carefully read the Registration Statement regarding the proposed business combination because it contains important information, including information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of UAC’s shareholders in connection with the proposed business combination, as well as information about UAC’s executive officers and directors.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Exhibit
99.1	Joint Press Release issued by UAC and Bioceres on January 15, 2019.

99.2	Investor Presentation of UAC dated January 2019.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Union Acquisition Corp.

	By:	/s/ Kyle P. Bransfield
	Name:	Kyle P. Bransfield
	Title:	Chief Executive Officer

Date: January 15, 2019